SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Notice of Extraordinary General Meeting of Shareholders for 012 Smile.Communications Ltd. to be held on January 17, 2008 as filed in Israel with the Israel Securities Authority on December 10, 2007.




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                                                                          ITEM 1


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                          012 SMILE.COMMUNICATIONS LTD.
                          -----------------------------

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                    TEL: 972-72-2002111; FAX: 972-72-2002090

             NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to an Extraordinary General Meeting of Shareholders to be held on Thursday, January 17, 2008 at 2:00 p.m. (Israel time) at the offices of the Eurocom group at 2 Dov Friedman Street, Ramat Gan 52141, Israel, for the following purposes:

(a) To elect each of Ms. Aliza Schloss and Mr. Doron Turgeman to serve as a director, to hold office until our next annual general meeting of shareholders, and until their successors are elected and qualified; and

(b) To elect each of Ms. Hana Rado and Ms. Debbie Saperia to serve as an outside director for an initial three three-year term, or until their successors are elected and qualified.

Shareholders of record at the close of business on December 11, 2007 are entitled to notice of and to vote at the meeting. You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.

Shareholders may review the full version of the proposed resolutions in our proxy statement as well as the accompanying proxy card, as of December 13th, 2007, via the Israeli Securities Authority's electronic filing system, at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il.

Quorum and Voting
-----------------

Each ordinary share entitles the holder to one vote. The presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of our company's voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting, unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place, or to such other time as designated in the notice of such adjourned meeting. If within half an hour from the time designated for the adjourned Meeting a quorum is not present, any number of shareholders present will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Required majority
-----------------

Resolution (a):

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to elect as directors the nominees named above.

Resolution (b):

The election of each of the nominees for outside director requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in our company.

Dated: December 10, 2007

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  December 10, 2007